

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Scott D. Kaufman
Chief Executive Officer
Wizard Brands, Inc.
2700 Homestead Road
Park City, UT 84098

> **Re: Wizard Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2021**
> **File No. 333-255445**

Dear Mr. Kaufman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Certain Information by Refernce, page 14

1. We note that you plan to incorporate by reference information pursuant to General Instruction VII of Form S-1. However, it appears that you are a penny stock issuer as defined in Rule 3a51-1 of the Exchange Act and, therefore, are not eligible to use incorporation by reference. Please revise your prospectus accordingly. See General Instruction VII.D.1(c) of Form S-1 for guidance.

General

2. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering with your selling stockholder, Leviston

Resources LLC, acting on your behalf. If your selling stockholder is so acting, then this filing cannot be conducted as an at-the-market offering because you are not eligible to register a primary offering on Form S-3. Please fix the price of this offering and name your selling stockholder as an underwriter. See Securities Act Rule 415(a)(4) for additional guidance.

Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, please address in your response factors which appear to mitigate the selling stockholder's investment risk, including among other factors, the fact that the Series B Preferred Stock is convertible at a steep discount to market price and that the selling stockholder is not required to pay until the registration statement is effective.

3. Please describe the general effect, and in particular the significant dilutive impact, upon the rights of existing security holders of the issuance of common stock upon conversion of the Series B Preferred Stock and exercise of warrants held by your selling stockholder. Please include examples of the number of shares that could be issued based on various trading prices and the total possible profits the selling stockholder could realize as a result of the conversion price discount underlying the Series B Preferred Stock and warrants. Please also describe certain triggering events that could push the conversion price even lower as disclosed in your 8-K filed on April 2, 2021.

4. We note that in press releases dated March 18, 2021 and April 9, 2021 and in your Form 10-K filed March 29, 2021, you indicate that you are developing a non-fungible token (NFT) strategy and that you are launching a beta test. Please revise your disclosure to describe the status of the development of your NFTs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services